PARSONS/BURNETT, LLP

Attorneys

www.parsonslaw.biz

James B. Parsons                                                                                                                                                                                                                                  Robert J. Burnett

Admitted in Wa., Or. & CNMI                                                                                                                                                                                                                      Admitted in Wa.

jparsons@pblaw.biz                                                                                                                                                                                                                                      rburnett@pblaw.biz

2070 Skyline Tower                                                                                                                                                                                                                                     505. W. Riverside Avenue, Suite 500

10900 NE Fourth Street                                                                                                                                                                                                                                Spokane, Washington, 99201

Bellevue, Washington 98004                                                                                                                                                                                                                         Ph: (509) 252-5066

Ph: (425) 451-8036                                                                                                                                                                                                                                      Fax: (509) 252-5067

Fax: (425) 451-8568

VIA EDGAR CORRESPONDENCE ONLY

July 31, 2007

Ms. Mara L. Ransom

Legal Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re: Coffee Pacifica, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed July 10, 2007

File No. 333-101702

Dear Ms. Ransom:

This letter is in response to your comment letter (the "Comment Letter") dated July 20, 2007, with regard to the Schedule 14A filing of Coffee Pacifica, Inc., a Nevada corporation ("Coffee Pacifica" or the "Company") originally filed on June 6, 2007. Our responses herein are keyed to the corresponding comment number from your Comment Letter.

General

1.    The Company is in the process of responding to the comments issued as part the review of its Form SB-2 filed May 3, 2007. An amendment to the SB2 and responsive letter is under review with the Company's auditor and will be filed upon completion of that review.

Approval for the Board of Directors to Pay Compensation to the Company's Executive Officers

2. This proposal has been removed from the proxy materials.

Executive Compensation

3. The Summary Compensation table has been revised and additional explanation has been added.

Summary Compensation Table

4.    The Summary Compensation table has been revised.

5.    The Summary Compensation table has been revised to clearly indicate the amount of stock awards, in addition to all compensation paid, to all directors and officers.

Employment Agreements

6.     Additional details have been provided regarding each employment agreement.

7.     The amount of shares issued to Mr. Klassen has been corrected to show 200,000 shares.

Please contact this office with any further comments or questions. We are filing the redlined version and this letter on EDGAR correspondence. I would appreciate if you would send any further responses directly to me electronically or via facsimile, so I may assist Coffee Pacifica in a prompt response.

Thank you in advance for your courtesies.

Very truly yours.

PARSONS/BURNETT, LLP

/s/ James B. Parsons

JAMES B. PARSONS

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